FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2010

PETROBRAS ENERGIA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGÍA S.A.

Buenos Aires, March 30, 2010 – Petrobras Energía S.A. (Buenos Aires: PESA) informs that on March 26, 2010 the Company’s Board of Directors resolved the following:

- By virtue of the appointment of new Directors at the Shareholders' Meeting held on March 26, 2010, the distribution of offices in the Board of Directors was submitted to the consideration of the meeting and it was resolved that José Carlos Vilar Amigo will serve as Chairman and Daniel Lima de Oliveira as Vice Chairman of the Company.

- In compliance with Law 19,550, Section 256, last paragraph, all Directors established special domiciled at Maipú 1, 22nd floor, Autonomous City of Buenos Aires (C1084ABA), Argentine Republic.

- To ratify Directors Cedric Bridger (Financial Expert and President), Roberto Luis Monti and Roberto Alejandro Fortunati as Regular members and Alejandro Poletto as Alternate member of the Company’s Audit Committee. The beforementioned members of the Audit Committee were appointed by the Board of Directors from among its Regular and Alternate members and are independent Directors according to the CNV regulations.

- To ratify Carlos Alberto da Costa as Representative Director, who will continue to have the same powers to represent the Company as the Chairman.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA S.A.

Date: 04/13/2010

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney